PUBLIC



SECURITIE 10035594 ON

C M

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 10, 2010
Estimated average burden hours per response...... 12.00

SEC FILE NUMBER
8- 48969

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG CAPITAL INTERNATIONAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE, 9TH FLOOR
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUAN MASSENS (305) 482-8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLC
(Name – *if individual, state last, first, middle name*)

401 EAST LAS OLAS BOULEVARD, SUITE 1800,	FORT LAUDERDALE	FLORIDA	33301
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
MAR 0 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/22/2010

OATH OR AFFIRMATION

I, JUAN MASSENS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG CAPITAL INTERNATIONAL CORP., as of FEBRUARY 26TH, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MADELEYN DOMINGUEZ
MY COMMISSION # DD 758070
EXPIRES: May 22, 2012
Bonded Thru Notary Public Underwriters

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of EFG Capital International Corp. and Subsidiary (a wholly owned subsidiary of EFG Capital Holdings Corp.) at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 7 to the financial statement, EFG Capital International Corp. is a member of a group of affiliated companies and has extensive transactions with members of the group.



February 26, 2010

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 12,869,082
Due from broker	1,590
Due from customers	2,266,322
Term deposits	211,423
Accounts receivable	2,137,613
Due from employees	531,737
Securities owned, at fair value	1,109,660
Furniture, equipment and leasehold improvements, net	2,147,887
Intangible assets, net	4,847,779
Goodwil	5,896,809
Other assets	213,773
Total assets	$ 32,233,676
Liabilities and Stockholder's Equity	
Accounts payable	$ 127,941
Due to broker	2,239,091
Due to customers	1,580
Accrued expenses and other liabilities	6,436,661
Deferred tax liability	625,173
Subordinated loan from related party	8,000,000
Total liabilities	17,430,446
Commitments and contingencies (Notes 2, 8, and 10)	
Stockholder's equity	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	12,812,083
Retained earnings	1,991,137
Total stockholder's equity	14,803,230
Total liabilities and stockholder's equity	$ 32,233,676

The accompanying notes are an integral part of these financial statements.

1. Organization

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp., which is owned by EFG International (the "Parent") which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor under the Securities Exchange Act of 1940.

The Company provides its customers with investment and brokerage related financial services, including investment advisory and portfolio management. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis.

The Company utilizes either a third party or EFG Bank, an affiliate, to settle all trades. Custody of securities owned by customers is maintained by either a third party through a clearing agreement or by its affiliate EFG Bank. EFG Bank may derive income from products and services it provides to these customers.

On February 01, 2009, the Company (transferring entity) transferred by distribution the assets and liabilities of its subsidiary, EFG Capital Asset Management LLC (transferred entity) to EFG Capital Holding (the receiving entity and Parent of the Company). This transaction qualifies as a distribution to owners in spin-off and has been accounted for according to ASC 310 -10 (superseded SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"). This transaction is considered to be a disposal but given the continuing agreements between the transferring and transferred entities, discontinued operations classification of the transferred entity is precluded. At the date of transfer, the Company assessed the recoverability of the assets transferred, and no impairment was recognized since deconsolidating the net assets of the transferred entity is reported in the statement of changes in stockholder's equity as additional paid in capital of $612,093.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the fully owned subsidiary EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents. Cash equivalents are mainly comprised of money market accounts.

Securities Owned, at Fair Value
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities are recorded at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures*.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the term of the lease, which is lower than the assets useful lives.

Fair Value Measurement
Financial instruments are classified based on a three-level valuation hierarchy required by GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Goodwill and Intangible Assets
Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition in 2005 of a broker-dealer. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Identifiable intangible assets with a finite life are amortized on a straight-line basis over the estimated useful lives.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill is tested annually for impairment or if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill.

Management's analysis for the year ended December 31, 2009, revealed no impairment of goodwill or other indefinite life intangibles.

Customers' Securities Transactions
Customers' securities transactions and the related riskless principal trading, commissions brokerage fees revenues and expenses are recorded on trade date. Receivable from customers and payable to brokers represent security transactions that have not settled. The Company generates revenues from certain funds by placing customer investments in these funds. Fees are earned based on contractual agreements with those various funds.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

New Accounting Pronouncements

FASB Accounting Standards Codification
In July 2009, the FASB implemented the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative U.S. generally accepted accounting principles. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight areas, ranging from industry-specific to general financial statement matters. Use of the Codification is effective for interim and annual periods ending after September 15, 2009. The Company began to use the Codification on the effective date, and it had no impact on the Company's Consolidated Financial Statements. However, throughout this annual report, all references to prior FASB, AICPA and EITF accounting pronouncements have been removed, and all non-SEC accounting guidance is referred to in terms of the applicable subject matter.

3. Cash Segregated Under Federal Regulations

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2009, $15,000 has been restricted and segregated in a 15c3-3 account. This amount is included in cash and cash equivalents in the consolidated statement of financial condition.

4. Securities Owned

At December 31, 2009 securities owned consists of the following:

Millenia Partners II LLP	$ 476,900
U.S. Treasury Bills	347,762
Laurus Offshore Fund	182,705
Itacare Capital Investments LTD	99,000
Other	3,293
	$ 1,109,660

The Company's investment in the limited liability partnership is subject to potential future capital calls of up to $28,000.

Some of the Company's securities owned are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 8.

5. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2009:

	Useful Lives (in years)	
Furniture	5	$ 1,014,563
Equipment	3 - 5	2,132,351
Leasehold improvements	3 - 7	1,531,100
		4,678,014
Less: Accumulated depreciation and amortization		(2,530,126)
		$ 2,147,887

Depreciation expense was $761,060 for the year ended December 31, 2009.

6. Intangible Assets

Intangible assets consist of the following at December 31, 2009:

	Useful Lives (in years)	
Customer relationships	15	$ 6,800,000
Covenant not to compete	3	85,000
Broker-dealer license	-	50,000
		6,935,000
Less: Accumulated amortization		(2,087,221)
		$ 4,847,779

Amortization expense amounted to $453,333 for the year ended December 31, 2009 and is estimated at $453,333 for each of the next five years.

7. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2009:

Accounts receivable	$ 1,646,329
Total assets	1,646,329
Liabilities	
Interest payable on subordinated loan	113,047
Accounts payable	535
Subordinated loan	8,000,000
Total liabilities	8,113,582
Net related party liability position	$ 6,467,253

Effective September 30, 2006, the Company entered into a subordinated loan agreement ("SLA") with EFG International, in the amount of $11,000,000. On September 30, 2008, the Company paid back $3,000,000 to the lender and the SLA maturity was extended to September 30, 2010 for the outstanding amount of $8,000,000. The SLA carries a fixed interest rate of 5.47% per annum. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital.

Included in the consolidated statement of income are revenues and expenses resulting from various securities trading and financing activities with certain affiliates, as well as fees for the introduction of customers to the affiliate and certain royalties and services performed by affiliates under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2009:

Revenues	
Administrative and other services fees	$ 12,172,168
Commissions and principal trading	7,636,580
Total revenues	$ 19,808,748
Expenses	
Royalty, management and operating support fees	$ 2,684,963
Interest expense	533,740
Total expenses	$ 3,218,704

Effective January 1, 2005, the Company entered into a revenue sharing agreement with EFG Bank and EFG International which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate and other fees. The agreement was amended on February 21, 2007 and expires on December 31, 2011. The Company earned revenue of $11,230,000 pursuant to the agreement during the year ended December 31, 2009

Effective January 1, 2009, the Company entered into service level agreements with EFG Capital Holdings and its subsidiaries, which allow the Company to be compensated at an amount determined in the agreements for management and operational support. The Company earned revenue of $942,168 pursuant to the agreements during the year ended December 31, 2009

Effective January 1, 2008, the Company entered into a revenue sharing agreement with EFG Bank (Guernsey Branch) which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate and other fees. The Company earned no revenue pursuant to this agreement during the year ended December 31, 2009.

The Company performed broker-dealer services for affiliates of EFG International driven by customer transactions of those affiliates and recognized commission revenue of $7,636,580 during the year ended December 31, 2009.

Effective January 1, 2006, the Company entered into a Service Level Agreement with EFG International which allows the Parent to be compensated at an amount determined in the agreement for management, operational, IT, and other services. In 2009, the Company paid $2,684,963 in fees associated with these agreements.

In February of 2008, Parent established an Equity Incentive Plan for 2008 (the "Plan"). At the discretion of the Parent's remunerations committee, certain employees of the Company were offered options for the future acquisition of EFG International's common stock. The fair value of the employee services received in exchange for the grant of the options for $583,000 will be recorded as an expense over the vesting period established in the Plan documents. In 2009, the Company recorded amortization for $194,328.

In March of 2009, Parent established a Restricted Stock Option Plan for 2009. At the discretion of the Parent's remunerations committee, certain employees of the Company were offered restricted stock options for the future acquisition of EFG International's common stock. The fair value of the employee services received in exchange for the grant of the options amounted to $941,403 and will be recorded as an expense over the vesting period established in the plan documents. In 2009, the Company recorded amortization for $261,501.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2009, due from employees amounted to $531,737, including accrued interest.

8. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by JP Morgan and Pershing, third-party clearing organizations, and EFG Bank. Pursuant to the Company's agreements with JP Morgan and Pershing, the Company is required to maintain a $250,000 and $100,000 security escrow deposit, respectively. The deposits consist of the U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements
The Company has entered into sub-clearing agreements with foreign broker-dealers. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees
The Company applies the provisions of the FASB's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2009. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2009, the Company had net capital (as defined) of $6,776,083 which was $6,189,065 in excess of that required. The Company's net capital ratio was 1.30 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiaries may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

10. Commitments and Contingencies

Leases
The Company rents office premises and telecommunications equipment under non cancelable operating lease agreements. The Company currently has an office in Miami, Los Angeles, New York, and is in the process of opening an office in Key Biscayne.

Lease obligations under the above-mentioned agreements as of December 31, 2009 are as follows:

Year	
2010	$ 1,358,572
2011	1,456,691
2012	1,479,792
2013	1,464,999
2014	1,250,037
2015 and thereafter	1,874,251
	$ 8,884,342

Rental expenses in 2009 amounted to $1,464,805.

Concentration of Credit Risk
Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with what it considers to be high quality, credit worthy financial institutions. The Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company had cash and cash equivalents of $12,869,082 at December 31, 2009.

Legal Matters
In December 2002, a suit was filed in Florida state court, whereby a group of investors are seeking lost investments aggregating approximately $12.6 million. Due to inactivity in this case, the court "suas ponte" issued a Notice of Lack of Prosecution. While plaintiffs reacted to such notice, it is unclear if plaintiffs intend to prosecute this case. If they do, EFG Capital will defend this case vigorously. In management's opinion, the resolution of this claim will not have a material effect on the Company's financial condition or results of operations.

In January 2010, a class action suit and an arbitration action were filed in federal court and with FINRA respectively, whereby investors are seeking lost investments related to investment funds whose investment advisors invested a portion of the funds' assets with Bernard L Madoff Investment Securities LLC (BMIS). Given the relative newness of this information any potential contingency cannot be considered probable or reasonably estimable. EFG Capital will defend these actions vigorously. In management's opinion, the resolution of this claim will not have a material effect on the company's financial condition or results of operations. The company duly notified its insurance carrier at the outset of the matters referred to above.

11. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Savings Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Savings Plan. Employees may elect to make salary deferral contributions, as defined, up to $16,500 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Savings Plan. The Savings Plan contribution expense incurred by the Company in 2009 was $114,604.

12. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

13. Fair Value Measurement

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-party models with observable market inputs (Level 2)	Internal models with unobservable market inputs (Level 3)	Total carrying value in the consolidated balance sheet
Assets				
Securities Owned				
U.S. Treasury Bills	$ 347,762	$ -	$ -	$ 347,762
Equities	3,293	-	-	3,293
Funds	-	-	281,705	281,705
Limited Liability Partnership	-	-	476,900	476,900
Total assets at fair value	$ 351,055	$ -	$ 758,606	$ 1,109,661
Liabilities				
Total liabilities at fair value	$ -	$ -	$ -	$ -

Level 1 Valuation Techniques
The valuations of the U.S. Treasury Bills are obtained monthly from a daily quoted price in an active market for identical assets. Prices are available daily and obtained from willing buyers. These U.S. Treasury Bills are highly liquid and are actively traded in over-the-counter markets. The valuations of the equities are obtained from a daily quoted price in an active national stock exchange.

Level 3 Valuation Techniques
The valuation of the Company's investment in the limited partnership is performed through the initial valuation of the Company's actual equity investment in the partnership and subsequently, adjusted when evidence is available to support such adjustments. Such evidence includes changes in value as a result of the partnership's financial performance resulting from unobservable inputs. The value derived is considered to approximate fair value.

The valuation of the funds is performed through pricing process using independent pricing providers' data. The funds are not considered actively traded investments, but do have a net asset value that has been generated at a time period relatively close to the period end date.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2009:

Beginning balance at December 31, 2008	$ 455,320
Realized gain	-
Unrealized gain (loss) included in the statement of operations	19,618
Net additional investment	1,962
Transfers in/out of level 3, net	281,706
Ending balance at December 31, 2009	$ 758,606

14. Income Taxes

At December 31, 2009, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets	
Accrued bonus and compensation	$ 529,831
Depreciation	52,425
Other	11,349
	593,605
Deferred tax liabilities	
Intangible assets	(1,218,778)
Net deferred tax asset (liability)	$ (625,173)

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)

Consolidated Statement of Financial Condition

December 31, 2009